BB 3/5

03013664

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 29116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RESOURCE - REALTY INVESTMENT SECURITIES ENTERPRISES, INC.
dba RISE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8143 NEW LAGRANGE ROAD
(No. and Street)

LOUISVILLE	KENTUCKY	40222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGORY W. SMITH, CFP, RFP (502) 426-7795
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WELENKEN HIMMELFARB & CO., CPAS
(Name – *if individual, state last, first, middle name*)

730 WEST MARKET STREET, SUITE 200	LOUISVILLE	KENTUCKY	40202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, GREGORY W. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RISE, INC., as of DECEMBER 31, 20 02, are true and correct□ I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN BEFORE ME THIS 25th DAY OF FEBRUARY, 2003

Commisson Expires March 1, 2005

[signature]

Notary Public

[signature]

Signature

GREGORY W. SMITH, PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page□
- [x] (b) Statement of Financial Condition□
- [x] (c) Statement of Income (Loss)□
- [x] (d) Statement of Changes in Financial Condition□
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital□
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors□
- [x] (g) Computation of Net Capital□
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3□
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3□
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3□
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation□
- [x] (l) An Oath or Affirmation□
- [ ] (m) A copy of the SIPC Supplemental Report□
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit□ NONE WERE FOUND

***For conditions of confidential treatment of certain portions of this filing, see section 240□7a-5(e)(3)□*

RISE, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

RISE, INC.
TABLE OF CONTENTS
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

WELENKEN
HIMMELFARB
+CO.
CPA

730 West Market Street
Louisville, KY 40202
Tel 502 585-3251
Fax 502 584-3048

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
of the Resource-Realty Investment Securities Enterprises, Inc.
dba RISE, Inc.
Louisville, Kentucky

We have audited the statements of financial condition of Resource-Realty Investment Securities Enterprises, Inc., dba RISE, Inc., as of December 31, 2002, 2001, and 2000 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above represent fairly, in all material respects, the financial position of RISE, Inc., as of December 31, 2002, 2001, and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Welenken Himmelfarb & Co.

WELENKEN HIMMELFARB & CO.
Certified Public Accountants

Louisville, Kentucky
February 19, 2003

RISE, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002, 2001, AND 2000

ASSETS

	2002	2001	2000
CURRENT ASSETS			
Cash and cash equivalents	$ 99,930	$ 150,848	$ 180,705
Accounts receivable	31,493	59,074	97,090
Accrued interest receivable	23	129	151
Prepaid health insurance	621	436	535
Miscellaneous broker receivables	2,821	1,317	-
Prepaid federal income tax	1,000	1,000	8,370
Total Current Assets	135,888	212,804	286,851
OTHER ASSETS			
Equipment, less accumulated depreciation	-	479	13,202
Loan to broker	3,448	4,000	-
Investment in Nasdaq stock and warrants	19,600	19,600	19,600
	23,048	24,079	32,802
TOTAL ASSETS	$ 158,936	$ 236,883	$ 319,653

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001	2000
CURRENT LIABILITIES			
Accounts payable	$ 30,421	$ 125,816	$ 109,137
Accrued payroll taxes	7,805	10,680	16,206
Accrued arbitration settlement	28,000	-	-
Current portion of note payable	-	-	8,190
Total Current Liabilities	66,226	136,496	133,533
STOCKHOLDER'S EQUITY			
Common stock	6,000	6,000	6,000
Paid in capital	100	100	100
Less: treasury stock, at cost	(118,414)	(118,414)	(43,414)
Retained earnings	206,074	212,701	223,434
	93,760	100,387	186,120
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 159,986	$ 236,883	$ 319,653

See accompanying Notes to Financial Statements.

RISE, INC.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000
REVENUES			
Commissions earned, net	$ 597,338	$ 690,366	$ 1,717,996
Miscellaneous income	-	9,656	3,440
Total Revenue	597,338	700,022	1,721,436
EXPENSES			
Commissions paid out	382,513	496,394	1,509,409
Salaries and wages	96,424	114,794	118,887
Office expenses and telephone	9,287	9,553	10,965
Rent	11,000	12,000	12,000
Payroll taxes	7,811	9,239	10,493
Depreciation	479	2,379	13,130
Licenses and bonding	1,470	1,310	954
Other operating expenses	68,316	69,518	56,832
Total Expenses	577,300	715,187	1,732,670
INCOME (LOSS) FROM OPERATIONS	20,038	(15,165)	(11,234)
OTHER INCOME (EXPENSE)			
Interest income	1,335	5,085	9,600
Arbitration settlement	(28,000)	-	-
Interest expense	-	(653)	-
	(26,665)	4,432	9,600
LOSS BEFORE INCOME TAXES	(6,627)	(10,733)	(1,634)
INCOME TAXES	-	-	-
NET LOSS	($ 6,627)	($ 10,733)	($ 1,634)

See accompanying Notes to Financial Statements.

RISE, INC.
STATEMENTS OF CHANGES IN STOCKOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	Common Stock	Paid-In Capital	Treasury Stock, at Cost	Retained Earnings	Total Stockholder's Equity
BALANCE, DECEMBER 31, 1999	6,000	$ 100	($ 43,414)	$225,068	$ 187,754
NET LOSS	-	-	-	(1,634)	(1,634)
BALANCE, DECEMBER 31, 2000	6,000	100	(43,414)	223,434	186,120
PURCHASE OF TREASURY STOCK	-	-	(75,000)	-	(75,000)
NET LOSS	-	-	-	(10,733)	(10,733)
BALANCE, DECEMBER 31, 2001	6,000	100	(118,414)	212,701	100,387
NET LOSS	-	-	-	(6,627)	(6,627)
BALANCE, DECEMBER 31, 2002	6,000	$ 100	($118,414)	$206,074	$ 93,760

See accompanying Notes to Financial Statements.

RISE, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	($ 6,627)	($ 10,733)	($ 1,634)
Adjustment to reconcile net loss to net cash flow provided by (used in) operating activities			
Depreciation	479	2,379	13,130
Changes in operating assets and liabilities			
Accounts receivable	27,581	38,016	(29,532)
Accrued interest receivable	106	22	-
Other receivables and assets	(2,187)	2,152	(8,166)
Accounts payable and accrued expenses	(70,270)	11,153	39,451
Income taxes payable	-	-	(19,549)
Net cash provided by (used in) operating activities	(50,918)	42,989	(6,300)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of equipment	-	-	(12,208)
Purchase of Nasdaq stock and warrants	-	-	(19,600)
Proceeds from sale of equipment	-	10,344	-
Net cash provided by (used in) investing activities	-	10,344	(31,808)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from note payable	-	-	-
Principal payments on note payable	-	(8,190)	(8,523)
Purchase of treasury stock	-	(75,000)	-
Net cash used in financing activities	-	(83,190)	(8,523)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(50,918)	(29,857)	(46,631)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	150,848	180,705	227,336
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 99,930	$ 150,848	$ 180,705
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ -	$ 653	$ -
Income taxes	-	-	19,549

See accompanying Notes to Financial Statements.

RISE, INC.
NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity – The Company operates as a broker dealer of investment securities.

Basis of Accounting – The Company's policy is to prepare its financial statements on the accrual basis of accounting.

Equipment and Depreciation – Equipment is recorded at cost. Depreciation is calculated using accelerated methods that do not significantly differ from methods allowed by generally accepted accounting principles.

Accounts Payable – Accounts payable include amounts due to brokers for their share of commissions on security transactions. It is Company policy not to pay the broker until such time as payments are received by the Company.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires estimating some of the amounts reported. Actual amounts could differ from those estimates.

Income Taxes – There are no timing differences used by the Company which would result in the creation of a deferred tax account. Income for tax purposes is approximately the same as income reported for accounting purposes.

B. SALE OF SECURITIES

The Company has entered into an arrangement to sell securities through another broker-dealer. The arrangement included a provision for a deposit to be made by RISE, Inc. (the introducing broker-dealer) to the clearing broker-dealer in case of customer defaults on payments for securities. At December 31, 2002, 2001, and 2000, the deposit amounted to $50,000 and is included in cash and cash equivalents.

C. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is recorded.

D. NOTES PAYABLE

In 1998, the Company entered into a retail installment contract in order to purchase a company automobile. The total amount financed was $23,846. Monthly payments are $682.50. During the year ended December 31, 2001, the automobile was sold.

E. LIABILITIES SUBORDINATED TO GENERAL CREDITORS

On December 31, 2002, 2001, and 2000 there were no liabilities that were subordinated to general creditors.

F. COMMON STOCK AND TREASURY STOCK

The Company has 2,000 shares of no par common stock authorized, with a stated value of $3.00 per share. At December 31, 2002 and 2001, there were 2,000 shares issued, 1,400 shares held in treasury, and 600 shares outstanding. At December 31, 2000 , there were 2,000 shares issued, 800 shares held in treasury, and 1,200 shares outstanding. Treasury stock is recorded using the cost method.

G. UNUSED OPERATING LOSS CARRYFORWARDS

The Company has available at December 31, 2002, unused operating loss carryforwards of approximately $15,765, which may provide future tax benefits.

H. CONCENTRATION OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS

At December 31, 2002 and 2001, the Company had uninsured cash balances in a financial institution totaling $-0- and $116, respectively. The cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

I. LITIGATION

The Company has been notified of a customer complaint for the year ended December 31, 2002 by the National Association of Securities Dealers, Inc. (NASD). The complaint is NASD case number 02-04852. The customer is seeking a damage amount that is material to these financial statements, however, the Company believes this claim is without merit and is vigorously defending its position.

The Company is attempting to settle this claim through arbitration or mediation. Outside counsel for the Company has advised that at this stage in the proceedings he cannot offer an opinion as to the probable outcome.

During the year ended December 31, 2002 the arbitration of NASD case number 00-04455 resulted in an award of $28,000 to the customer against the Company. The Company has recorded the $28,000 arbitration settlement expense and liability in the accompanying financial statements. The Company has appealed the arbitration settlement and has filed claims against the broker involved in this case.

WELENKEN
HIMMELFARB
+CO.
CPA

730 West Market Street
Louisville, KY 40202
Tel 502 585-3251
Fax 502 584-3048

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
of the Resource-Realty Investment Securities Enterprises, Inc.
dba RISE, Inc.
Louisville, Kentucky

We have examined the financial statements of RISE, Inc. for the years ended December 31, 2002, 2001, and 2000, and have issued our report thereon dated February 19, 2003. Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules of Net Capital and Aggregate Indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to auditing procedures applied in the examination of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Welenken Himmelfarb & Co.

WELENKEN HIMMELFARB & CO.
Certified Public Accountants

Louisville, Kentucky
February 19, 2003

RISE, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (SEC)
AS OF DECEMBER 31, 2002

NET CAPITAL	
Total stockholder's equity	$ 93,760
Less unallowed assets:	
Cash NASD credit	(465)
Accrued interest receivable, prepaid expenses, and broker receivables	(7,913)
Investment in Nasdaq stock and warrants	(19,600)
NET CAPITAL	$ 65,782
AGGREGATE INDEBTNESS	
Accounts payable	$ 30,421
Accrued expenses	35,805
TOTAL AGGREGATE INDEBTNESS	$ 66,226
Reconciliation with Company's Computation	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 66,800
Minus additional reclassifications	(1,018)
Net Capital – per above	$ 65,782

WELENKEN
HIMMELFARB
+CO.
CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

730 West Market Street
Louisville, KY 40202
Tel 502 585-3251
Fax 502 584-3048

To the Board of Directors
of the Resource-Realty Investment Securities Enterprises, Inc.
dba RISE, Inc.
Louisville, Kentucky

We have examined the financial statements of RISE, Inc. for the years ended December 31, 2002, 2001, and 2000, and have issued our report thereon dated February 19, 2003. As a part of our examination, we have made a study and evaluation of the Company's system of internal accounting controls to the extent we considered necessary to evaluate the systems as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by RISE, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exempted provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures referred to in the preceding paragraph can be expected to achieve the commission's above-mentioned objectives. The objectives of a reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of any internal accounting control procedures or the practices referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the internal controls are adequate to accomplish these objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and NASD and should not be used for any other purpose.

Welenken Himmelfarb & Co.

WELENKEN HIMMELFARB & CO.
Certified Public Accountants

Louisville, Kentucky
February 19, 2003